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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

January 9, 2020

Hae-Sung Lee, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Conversus StepStone Private Markets
Filing No: 812-15072

Dear Mr. Lee:

We are writing in response to comments provided via e-mail on January 2, 2020 with respect to application for an order under section 17(d) of the Investment Company Act of 1940 (the “1940 Act”) and rule 17d-1 thereunder permitting certain joint transactions otherwise prohibited by section 17(d) of the 1940 Act and rule 17d-1 thereunder, filed on October 7, 2019, on behalf of Conversus StepStone Private Markets (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.                                                    Please revise the application in appropriate places, including, for example, the definitions and applicable representations regarding the role of StepStone Group, the sub-adviser, in the co-investment program, by conforming to an applicable precedent.

Response 1.                               The disclosure has been revised accordingly.

Comment 2.                                                    On page 8, in the second paragraph, in the fourth sentence, please replace “a Regulated Entity Adviser” with “an Adviser”. Regulated Entity Adviser is not a defined term.

Response 2.                               The disclosure has been revised accordingly.

Comment 3.                                                    On page 14, in condition 9, please replace the first sentence with the following:

a.                                      “The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities and the Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order.”

Response 3.                               The disclosure has been revised accordingly.

Comment 4.                                                    On page 15, in condition 14, in the second sentence, please replace “Regulated Entity Adviser” with “Adviser”. Regulated Entity Adviser is not a defined term.

Response 4.                               The disclosure has been revised accordingly.

Comment 5.                                                    On page 15, please insert the following as condition 16:

a.                                      “Each Regulated Entity’s chief compliance officer, as defined in Rule 38a1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Entity’s compliance with the terms and conditions of the application and the procedures established to achieve such compliance.”

Response 5.                               The disclosure has been revised accordingly.

Comment 6.                                                    Please update footnote 14 on page 17 to include at least two more recent examples of precedent and limit the total number of citations to approximately three. Please also review the citations in footnote 14 and revise where necessary for accuracy. In particular, please make the corrections indicated in bold below:

a.                                      See, e.g., Partners Group (USA) Inc., et al. (File No. 812-14193-01), Release No. IC-32667 (June 1, 2017) (notice), Release No. IC32726 (July 6, 2017) (order); Excelsior Private Markets Fund II (Master), LLC, et al. (File No. 812-14548-05), Release No. IC-32628 (May 8, 2017) (order), Release No. IC-32597 (April 10, 2017) (notice); Altegris KKR Commitments Master Fund, et al. (File No. 812-14410), Release No. IC-32319 (October 17, 2016) (order), Release No. IC-32265 (September 19, 2016) (notice)…

Applicants may also switch the sequence of the notice and order with respect to Partners Group (USA) Inc., et al. for consistency with the rest of the citations.

Response 6.                               The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz